
Mail Stop 7010   December 22, 2008

Jun Wang, Chief Executive Officer
SmartHeat Inc.
c/o Brian North, Esq.
Buchanan Ingersoll & Rooney PC
1835 Market Street, 14th Floor
Philadelphia, Pennsylvania 19103

>   **Re: SmartHeat Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed December 12, 2008**
>   **File No. 333-154415**

Dear Mr. Wang:

We have reviewed your filing and have the following comments.

Management's Discussion and Analysis, page 18

General

1. Please revise your disclosures on page 21 to clarify, if accurate, that SFAS 157 and SFAS 159 were required to be adopted on January 1, 2008.

Results of Operations, page 22

2. Please expand your discussion of sales, for the annual and interim periods, to also quantify the impact that changes in sales volume and prices had on sales from period-to-period.

3. We appreciate your response to comment 7 in our letter dated November 14, 2008. However, please expand your discussion of cost of sales to identify and quantify your main cost drivers. For example, if raw materials are a significant component of your cost of sales, you should quantify and discuss the impact that changes in raw materials prices had on your cost of sales from period to period.

Liquidity and Capital Resources, page 25

4. Please revise your discussion of cash flows used in operating activities to address the reasons for the material increase in your accounts receivable during the nine months ended September 30, 2008.

5. We note your response to comment 8 in our letter dated November 14, 2008, however, it appears that your disclosures are not fully responsive. In this regard, please revise your disclosure to specifically address the potential risks and uncertainties associated with your high days sales outstanding and low inventory turnover.

Selling Shareholders, page 44

6. We note your response to comment 12 in our letter dated November 14, 2008. In the footnotes related to the selling shareholders who are affiliated with broker dealers, please clarify whether the sellers received the securities as compensation for placement agent services. We note that you have provided this disclosure for some of the applicable selling shareholders. For each of the selling shareholders who are affiliates of registered broker dealers that did not receive the securities as compensation, please revise each applicable footnote to clarify, if true, that the selling shareholders purchased in the ordinary course of business, and that at the time of purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

Index to Financial Statements, page F-1

7. Please revise your index on page F-1 to identify the annual audited financial statements as those of SmartHeat.

Report of Independent Registered Public Accounting Firm, page F-2

8. It is not clear to us why it is appropriate for the date of your auditors' report to be prior to the date of the share exchange agreement that occurred April 14, 2008, as disclosed in the notes to the consolidated financial statements. Please refer to AU Section 530 and have your auditors revise their report or explain why a revision is not necessary. Additionally, please have your auditors revise their opinion to appropriately identify the company as SmartHeat.

9. We note your response to comment 19 in our letter dated November 14, 2008, however please be advised that your December 31, 2006 balance sheet is required to be covered by an auditors' report.

Consolidated Statements of Cash Flows, pages F-6 and F-22

10. We note your response to comment 20 in our letter dated November 14, 2008, however please better explain to us why you provide advances to and receive advances from a shareholder.

11. Please explain to us how you determined the appropriate classification of notes receivable in the interim statements of cash flows. Also, please explain to us how you determined the appropriate classification of restricted cash in the annual and interim statements of cash flows.

Note 2 – Summary of Significant Accounting Policies, pages F-7 and F-23
Revenue Recognition

12. We note your responses to comments 22 and 23 in our letter dated November 14, 2008. We also note the additional disclosures related to the terms of your accounts receivable that you provided in MD&A. Please provide us a more comprehensive explanation of the products and services you provide your customers and demonstrate how and why your revenue recognition is appropriate. We note that certain receivable are paid upon customer acceptance, please explain to us how and when customer acceptance occurs and explain to us how and why recognizing revenue prior to such acceptance is appropriate. Also, please provide us additional information related to the specific services you perform during the free service period.

Note 6 – Other Receivables, page F-30

13. Your disclosure states that you have made "cash advances to some customers." Please fully explain to us why you provide customers with advances and address the potential impact of such advances on your revenue recognition policies.

Note 17 – Stockholders' Equity, page F-33

14. We appreciate your response to comment 27 in our letter dated November 14, 2008. However, the appropriate classification of your July 2008 warrants is still unclear to us. In this regard, please tell us which of the settlement provisions in paragraph 8 of EITF 00-19 are stipulated in the warrant agreement. Additionally, please confirm to us that there are no required cash payments to the counterparty in the event you fail to make timely filings with the Commission. Also, please clarify your response to item 5 of the EITF 00-19 analysis you have provided.

Recent Sales of Unregistered Securities, page II-1

15. We note your response to comment 31 in our letter dated November 14, 2008. However, we note that on April 14, 2008, the company entered into a share

exchange agreement with Shenyang Taiyu Machinery and Electronic Equipment Co., Ltd. and the Taiyu Shareholders. In connection with this transaction, the company issued 18,500,000 shares of its common stock. Therefore, please describe the shares issued under this agreement, state the dollar value of the transaction, and provide the other information required by Item 701 of Regulation S-K.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Brigitte Lippmann, Senior Staff Attorney, at (202) 551-3713 with any other questions.

Sincerely,

Pamela Long
Assistant Director